Exhibit 4.33

[***] Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and would likely cause competitive harm if publicly disclosed.

DATED

15 JANUARY 2024

Settlement agreement

between

CANMART LTD

and

AKANDA CORP

and

MR. TREVOR SCOTT

This agreement is dated              2024

Parties

(1)	CANMART LTD incorporated and registered in England and Wales with company number 11741517 whose registered office is at Units 1a/1b Learoyd Road, New Romney, Kent, England, TN28 8XU (Company / we / us / our)

(2)	AKANDA CORP. an Ontario Business Corporation incorporated and registered in Ontario, Canada with Ontario Corporation Number 2854618 whose registered office is at Toronto, Ontario, Canada (Akanda)

(3)	Trevor Scott of [***] (Employee / you) BACKGROUND

(A)	Your employment with us terminated on 5 January 2023. You have issued a claim in the Employment Tribunals in England and Wales against us and Akanda, each of which you shall withdraw and abandon pursuant to the terms of this agreement.

(B)	The parties have entered into this agreement to record and implement the terms on which they have agreed to settle any claims that you have or may have now or in the future in connection with your employment or its termination or otherwise against any Group Company (as defined below) or their officers, employees or workers, whether or not those claims are, or could be, in the contemplation of the parties at the time of signing this agreement, and including, in particular, the statutory complaints that you raise in this agreement.

(C)	The parties intend this agreement to be an effective waiver of any such claims and to satisfy the conditions relating to settlement agreements in the relevant legislation.

(D)	We enter into this agreement for ourselves and as agent and trustee for all Group Companies and we are authorised to do so. Akanda enters into this agreement for itself and as agent and trustee for all Group Companies and Akanda is authorised to do so. It is the parties’ intention that each Group Company may enforce any rights it has under this agreement, subject to and in accordance with the Contracts (Rights of Third Parties) Act 1999.

Agreed terms

1.	Interpretation

The following definitions and rules of interpretation apply in this agreement.

1.1	Definitions:

Adviser: Tessa Fry of Solomon Taylor & Shaw LLP

Bank Account: the Employee’s bank account as set out below:

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Board: the board of directors of either us or Akanda (including any committee of the board duly appointed by it).

Business Day: a day, other than a Saturday, Sunday or public holiday in England and Wales, the United States of America or Canada, when banks in those jurisdictions are open for business.

Confidential Information: information in whatever form (including, without limitation, in written, oral, visual or electronic form or on any magnetic or optical disk or memory and wherever located) relating to any Group Company’s business, products, assets, affairs and finances for the time being confidential to any Group Company or any Group Company’s officers, shareholders or employees, and trade secrets including, without limitation, technical data and know-how relating to any Group Company’s business or any of its suppliers, clients, customers, agents, distributors, shareholders, management, officers and employees including (but not limited to) information lists of any Group Company’s actual or potential clients, suppliers or funders, details of any knowledge of the requirements of any Group Company’s actual or potential clients, suppliers or funders, details of any Group Company’s business methods, management, development or marketing plans or strategies, personal information about any Group Company’s officer or employee, information that you created, developed, received or obtained in connection with your employment, whether or not such information (if in anything other than oral form) is marked confidential and including any information in whatever form that any Group Company or their clients reasonably consider, or would consider, to be confidential.

Claims: the claims you have brought against us and Akanda in the Employment Tribunal in England and Wales with case numbers [***] and [***].

Copies: copies or records of any Confidential Information in whatever form (including, without limitation, in written, oral, visual or electronic form or on any magnetic or optical disk or memory and wherever located) including, without limitation, extracts, analysis, studies, plans, compilations or any other way of representing or recording and recalling information which contains, reflects or is derived or generated from Confidential Information.

Group Company: the Company, its subsidiaries or holding companies from time to time and any subsidiary of any holding company from time to time and Akanda, its subsidiaries or holding companies from time to time and any subsidiary of any holding company from time to time.

HMRC: HM Revenue and Customs.

Holding company: has the meaning given in clause 1.6.

Post-Employment Notice Pay: has the meaning given in section 402D of the Income Tax (Earnings and Pensions) Act 2003 (ITEPA).

Post-Employment Notice Period: has the meaning given in section 402E(5) of ITEPA.

our Solicitors: Girlings Solicitors LLP of Stourside Place Station Road Ashford TN23 1PP United Kingdom – paulmcaleavey@girlings.com.

Subsidiary: has the meaning in clause 1.6.

1.2	The headings in this agreement are inserted for convenience only and shall not affect its construction.

1.3	A reference to a particular law is a reference to it as it is in force for the time being taking account of any amendment, extension, or re-enactment and includes any subordinate legislation for the time being in force made under it.

1.4	Unless the context otherwise requires, words in the singular shall include the plural and in the plural shall include the singular.

1.5	The Schedules shall form part of this agreement and shall have effect as if set out in full in the body of this agreement. Any reference to this agreement includes the Schedules.

1.6	A reference to a holding company or a subsidiary means:

(a)	as relates to the Company, a holding company or a subsidiary (as the case may be) as defined in section 1159 of the Companies Act 2006 and a company shall be treated, for the purposes only of the membership requirement contained in sections 1159(1)(b) and (c), as a member of another company even if its shares in that other company are registered in the name of (a) another person (or its nominee), whether by way of security or in connection with the taking of security, or (b) as a nominee; and

(b)	as relates to Akanda, a holding company or a subsidiary (as the case may be) as defined in subsections 1(2) and 1(3) of the Business Corporations Act, RSO 1990, c. B.16.

2.	Arrangements on termination

2.1	Your employment with us terminated on 5 January 2023 (Termination Date).

2.2	At the Termination Date, you had completed the period of notice to which you were entitled under clause 2.2 of your employment contract. The parties accordingly believe that your Post-Employment Notice Period and Post-Employment Notice Pay are nil.

2.3	We shall deduct from the sums and benefits due you under this agreement any outstanding sums due from you to any Group Company save that we are not aware at the date of this agreement of any matter that could lead to your liability under this clause 2.3.

3.	Termination payment

3.1	Subject to and conditional on you complying with the terms of this agreement, (including, without limitation, clause 12), Akanda shall, by no later than 11.59pm US East Coast time on the later of the date of this agreement or receipt by our Solicitors of a copy of this agreement signed by you and receipt by our Solicitors of a copy of the Withdrawal Email and a letter from the Adviser in the form as set out in Schedule 3, whichever is later, commence or procure the payment to you of the sum of £67,392.00 via the instalment schedule outlined in clause 3.3 (the Termination Payment) by way of compensation for the termination of your employment.

3.2	The Termination Payment will be paid gross without deductions for tax and National Insurance contributions (or equivalent). You shall be responsible for any tax and employee’s National Insurance contributions due in respect of the Termination Payment and shall indemnify us and Akanda in respect of such liability in accordance with clause 7.1.

3.3	The Termination Payment shall be paid to you as follows:

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3.3.1 If Akanda shall fail to make any of the instalment payments in accordance with the dates set out above, then the total amount of the Termination Payment or balance outstanding shall become payable together with interest at the statutory rate.

3.4	Within 2 hours of receipt by our Solicitors of a copy of the Withdrawal Email, Akanda will procure that you are sent evidence of the sum at clause 3.3(a) being transferred to your Bank Account.

4.	Legal fees

We shall pay the reasonable legal fees (up to a maximum of £500 plus VAT) incurred by you in obtaining advice on the termination of your employment and the terms of this agreement, such fees to be payable to the Adviser on production of an invoice addressed to you but marked as payable by us. We shall pay the invoice on or before 19 January 2023.

5.	Waiver of claims

5.1	You agree that the terms of this agreement are offered by us and Akanda without any admission of liability on our respective parts and are in full and final settlement of all and any claims or rights of action of any kind whatever, wherever and however arising that you have or may have, now or in the future, against us, Akanda, any Group Company or its officers, directors, affiliates, employees or workers arising directly or indirectly out of or in connection with your employment with us, its termination, events occurring after this agreement has been entered into or otherwise, whether under common law, contract, statute or otherwise, in any jurisdiction and including, but not limited to, the Claims and the claims specified in Schedule 2 (each of which is waived by this clause).

5.2	The waiver in clause 5.1 shall not apply to the following:

(a)	any claims by you to enforce this agreement;

(b)	claims in respect of personal injury of which you are not aware and could not reasonably be expected to be aware at the date of this agreement (other than claims under discrimination legislation); and

(c)	any claims in relation to accrued entitlements under the pension scheme you may have benefitted from during your employment with us.

5.3	You warrant that:

(a)	before entering into this agreement you received independent advice from the Adviser as to the terms and effect of this agreement and, in particular, on its effect on your ability to pursue the claims specified in Schedule 2 to this agreement;

(b)	the Adviser has confirmed to you that they are a solicitor holding a current practising certificate and that there is in force a policy of insurance covering the risk of a claim by you in respect of any loss arising in consequence of their advice;

(c)	the Adviser shall sign and deliver to us a letter in the form attached as Schedule 3 to this agreement;

(d)	before receiving the advice, you disclosed to the Adviser all facts and circumstances that may give rise to a claim by you against any Group Company or its officers, employees or workers;

(e)	the only claims that you have or may have against any Group Company or its officers, directors, affiliates, employees or workers (whether at the time of entering into this agreement or in the future) relating to your employment with us or its termination are specified in clause 5.1; and

(f)	you are not aware of any facts or circumstances that may give rise to any claim against any Group Company or its officers, directors, affiliates, employees or workers other than those claims specified in clause 5.1.

You acknowledge that we acted in reliance on these warranties when entering into this agreement.

5.4	You acknowledge that the conditions relating to settlement agreements under section 147(3) of the Equality Act 2010, section 288(2B) of the Trade Union and Labour Relations (Consolidation) Act 1992, section 203(3) of the Employment Rights Act 1996, regulation 35(3) of the Working Time Regulations 1998 (SI 1998/1833), section 49(4) of the National Minimum Wage Act 1998, regulation 41(4) of the Transnational Information and Consultation etc. Regulations 1999 (SI 1999/3323), regulation 9 of the Part-Time Workers (Prevention of Less Favourable Treatment) Regulations 2000 (SI 2000/1551), regulation 10 of the Fixed-Term Employees (Prevention of Less Favourable Treatment) Regulations 2002 (SI 2002/2034), regulation 40(4) of the Information and Consultation of Employees Regulations 2004 (SI 2004/3426), paragraph 13 of the Schedule to the Occupational and Personal Pension Schemes (Consultation by Employers and Miscellaneous Amendment) Regulations 2006 (SI 2006/349), regulation 62 of the Companies (Cross Border Mergers) Regulations 2007 (SI 2007/2974) and section 58 of the Pensions Act 2008 have been satisfied.

5.5	The waiver in clause 5.1 shall have effect irrespective of whether or not, at the date of this agreement, the parties are or could be aware of such claims or have such claims, including but not limited to the circumstances giving rise to them, in their express contemplation (including such claims of which the parties become aware after the date of this agreement in whole or in part as a result of new legislation or the development of common law or equity).

5.6	You agree that, except for the payments and benefits provided for in this agreement, and subject to the waiver in clause 5.1, you shall not be eligible for any further payment from any Group Company relating to your employment or its termination and you expressly waive any right or claim that you have or may have to payment of bonuses, any benefit or award programme, under any share plan operated by any Group Company or any stand- alone share incentive arrangement, or to any other benefit, payment or award you may have received had your employment not terminated or for any compensation for the loss of any such benefit, payment or award.

6.	Tribunal proceedings

6.1	Immediately on execution of this agreement, you shall notify the employment tribunal in writing by email to watfordet@justice.gov.uk, copying our Solicitors, that the Claims are withdrawn having been settled by this agreement, (the Withdrawal Email).

6.2	Within 2 days of receipt of the first instalment payment, you will notify the employment tribunal in writing by email copying our Solicitors that the Claims should be dismissed (the Dismissal Email).

6.3	Neither party shall make or pursue any application for costs, preparation time or wasted costs in connection with the Claims and you shall not object to any application we or our Solicitors make for the Claims to be dismissed in the event you fail to comply with clause

6.2 above.

7.	Employee indemnities

7.1	You shall indemnify us and any Group Company on a continuing basis in respect of any local, regional or national tax, levy or liability, or National Insurance contributions (save for employers’ National Insurance contributions) due in respect of the payments and benefits in clause 3 (and any related interest, penalties, costs and expenses). We, or as the case may be, any Group Company shall give you reasonable notice of any demand for tax which may lead to liabilities on you under this indemnity and shall provide you with reasonable access to any documentation you may reasonably require to dispute such a claim (provided that nothing in this clause shall prevent us from complying with our or any Group Company’s legal obligations with regard to HMRC or other competent body).

7.2	If you breach any material provision of this agreement or pursue a claim against any Group Company or its officers, directors, affiliates, employees or workers arising out of your employment or the termination of your employment, from events occurring after this agreement has been entered into, or otherwise, other than those excluded under clause 5.2, you agree to indemnify any Group Company and its officers, directors, affiliates, employees or workers for any losses suffered as a result, including all reasonable legal and professional fees incurred.

8.	Company property and information

8.1	You warrant as at the date of this agreement, that you do not have in your possession or under your control any property belonging to any Group Company including:

(a)	all documents and copies (whether written, printed, electronic, recorded or otherwise and wherever located) made, compiled or acquired by you during your employment with us or relating to any Group Company’s business or affairs or its business contacts, in your possession or under your control.

(a)	Subject to clause 8.1 (b) below, as at the date of this agreement, you warrant that you have erased irretrievably any information relating to any Group Company’s business or affairs its business contacts, including the material described at clause 8.1(a), from computer and communications systems and devices owned or used by you outside our premises, including such systems and data storage services provided by third parties (to the extent technically practicable)

(b)	and you shall immediately after sending the Dismissal Email erase irretrievably (as set out above) all Confidential Information and Copies including any documents sent to you by our Solicitors in connection with the Claims;

8.2	You shall, if requested to do so by the Board, provide a signed statement that you have complied fully with your obligations under clause 8.1 and shall provide it with such reasonable evidence of compliance as may be requested.

9.	Employee warranties and acknowledgments

9.1	As at the date of this agreement, you warrant and represent to us that there are no circumstances of which you are aware or of which you ought reasonably to be aware that would amount to a repudiatory breach by you of any express or implied term of your contract of employment that would entitle (or would have entitled) us to terminate your employment without notice or payment in lieu of notice and any payment to you pursuant to clause 3 is conditional on this being so.

9.2	For 12 months from the date of this agreement you agree to make yourself available to, and to cooperate with, any Group Company or its advisers in any internal investigation or administrative, regulatory, judicial or quasi-judicial proceedings. You acknowledge that this could involve, but is not limited to, responding to or defending any regulatory or legal process, providing information in relation to any such process, preparing witness statements and giving evidence in person on our behalf. We shall reimburse any reasonable expenses that you incur as a consequence of complying with your obligations under this clause, provided that such expenses are approved in advance by us.

9.3	You acknowledge that you are not entitled to any compensation for the loss of any rights or benefits under any bonus plan, benefit or award programme, share plan operated by any Group Company or any stand-alone share incentive arrangement, or for loss of any other benefit, payment or award you may have received had your employment not terminated other than the payments and benefits provided for in this agreement.

9.4	Save where compelled to do so by a court of competent jurisdiction, you shall not assist in any way any individual or corporation that is litigating against any Group Company, or threatening to do so.

10.	Reference

10.1	Subject to clause 10.2, on receipt of a written request from a potential employer, we shall provide a reference in the form set out in Schedule 1 to this agreement. If we obtain information after the date of this agreement which would have affected our decision to provide a reference in the form in Schedule 1, we shall inform you and may decline to give a reference, or may give a reference with such modifications as the circumstances require.

10.2	For the avoidance of doubt, we reserve the right to make such disclosures as are required by law or regulatory requirement even if such disclosures deviate from the form of reference set out in Schedule 1 to this agreement.

11.	Ongoing obligations

Despite clause 13, you acknowledge that clause 18, 19 and 23 of your employment contract with us dated 24 January 2022 will continue to apply after the Termination Date.

12.	Confidentiality

12.1	You acknowledge that, as a result of your employment with us, you have had access to Confidential Information. Without prejudice to your common law duties, and subject to clause 12.2, clause 12.6 and clause 12.7, you shall not at any time after the Termination Date:

(a)	use any Confidential Information;

(b)	make or use any Copies; or

(c)	disclose any Confidential Information to any person, company or other organisation whatsoever.

12.2	The restrictions in clause 12.1 do not apply to any Confidential Information which is in or comes into the public domain other than through your unauthorised disclosure.

12.3	The parties confirm that they have kept and agree to keep the existence and terms of this agreement and the circumstances concerning the termination of your employment confidential, save only:

(a)	to the extent that the circumstances surrounding the termination of your employment have already been disclosed in the Claims; or

(b)	as provided in clause 12.5, clause 12.6 and clause 12.7.

12.4	You shall not make any adverse or derogatory comment about any Group Company, or any Group Company’s officers, employees or workers and you shall not do anything which shall, or may, bring any Group Company or any Group Company’s officers, employees or workers into disrepute. We shall not authorise or encourage any of our officers, employees or workers to make any adverse or derogatory comment about you or to do anything that shall, or may, bring you into disrepute. This clause is subject to clause 12.5, clause 12.6 and clause 12.7.

12.5	The parties are permitted to make a disclosure or comment that would otherwise be prohibited by clause 12.3 and clause 12.4 if, where necessary and appropriate:

(a)	in your case, you make it to:

(i)	your spouse, civil partner or partner or immediate family provided that they agree to keep the information confidential;

(ii)	any person who owes you a duty of confidentiality (which you agree not to waive) in respect of information you disclose to them, including your legal or tax advisers or persons providing you with medical, therapeutic, counselling or support services;

(iii)	your insurer for the purposes of processing a claim for loss of employment; or

(iv)	your recruitment consultant or prospective employer to the extent necessary to discuss your employment history; or

(v)	any government benefits agency for the purposes of you making a claim for benefits;

(b)	in our case, we make it to:

(i)	our or any Group Company’s officers, employees or workers provided that they agree to keep the information confidential; or

(ii)	any person who owes us or any Group Company a duty of confidentiality (which we agree not to waive) in respect of information we disclose to them, including, our legal, tax, compliance or other professional advisers.

12.6	Nothing in this clause 12 shall prevent you or any of our officers, employees, workers or agents from making a protected disclosure under section 43A of the Employment Rights Act 1996.

12.7	Nothing in this clause 12 shall prevent you or us (or any of our officers, employees, workers or agents) from:

(a)	reporting a suspected criminal offence to the police or any law enforcement agency or co-operating with the police or any law enforcement agency regarding a criminal investigation or prosecution;

(b)	doing or saying anything that is required by HMRC or a regulator, ombudsman or supervisory authority;

(c)	whether required to or not, making a disclosure to, or co-operating with any investigation by, HMRC or a regulator, ombudsman or supervisory authority, regarding any misconduct, wrongdoing or serious breach of regulatory requirements (including giving evidence at a hearing);

(d)	complying with an order from a court or tribunal to disclose or give evidence;

(e)	disclosing information to HMRC for the purposes of establishing and paying (or recouping) tax and National Insurance liabilities arising from your employment or its termination; or

(f)	making any other disclosure as required by law.

12.8	We shall pay £100 to you as consideration for your entering into the restrictions in this clause 12, such sum to be paid within 14 days of the Termination Date or receipt by us of a copy of this agreement signed by you and receipt by us of a letter from the Adviser as set out in Schedule 3, whichever is later.

13.	Entire agreement

Each party on behalf of itself and, in our case, as agent for any Group Company acknowledges and agrees with the other party (with us acting on our own behalf and as agent for each Group Company) that:

(a)	this agreement constitutes the entire agreement between the parties and any Group Company and supersedes and extinguishes all previous and contemporaneous agreements, promises, assurances, warranties, representations and understandings between them whether written or oral, relating to its subject matter;

(b)	in entering into this agreement it does not rely on, and shall have no remedies in respect of, any statement, representation, assurance or warranty (whether made innocently or negligently) that is not set out in this agreement; and

(c)	it shall have no claim for innocent or negligent misrepresentation or negligent misstatement based on any statement in this agreement.

14.	Variation

No variation of this agreement shall be effective unless it is in writing and signed by the parties (or their authorised representatives).

15.	Third party rights

Except as expressly provided elsewhere in this agreement, no person other than you and any Group Company shall have any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this agreement.

16.	Governing law

This agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the law of England and Wales.

17.	Jurisdiction

Each party irrevocably agrees that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim arising out of or in connection with this agreement or its subject matter or formation (including non-contractual disputes or claims).

18.	Subject to contract and without prejudice

This agreement shall be deemed to be without prejudice and subject to contract until such time as it is signed by both parties and dated, when it shall be treated as an open document evidencing a binding agreement.

19.	Counterparts and execution

This agreement may be executed in any number of counterparts, each of which shall constitute a duplicate original, but all the counterparts shall together constitute the one agreement. Each party agrees to sign this agreement by electronic signature (whatever form the electronic signature takes) and that this method of signature is as conclusive of our intention to be bound by this agreement as if signed by each party’s manuscript signature.

This agreement has been entered into on the date stated at the beginning of it.

Signed by DARRAN WILLIAM QUINN, a director, for and on behalf of Canmart Ltd.	/s/ Darran William Quinn
Director

Signed by KATHARYN MULCAIRE FIELD for and on behalf of Akanda Corp.	/s/ Katharyn Mulcaire Field
Interim Chief Executive Officer

Signed by TREVOR SCOTT	/s/ Trevor Scott